Mail Stop 4561

May 26, 2009

Ricardo G. Munoz
Chief Executive Officer
Southern Energy Company, Inc.
100 W. Liberty Street, 10th Floor
Reno, NV 89505

      Re: **Southern Energy Company, Inc.**
               Form 8-K Filed March 11, 2009
               File No. 000-20462

Dear Mr. Munoz:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                                     Sincerely,

                                     Patrick Gilmore
                                     Accounting Branch Chief